

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2011

Via E-mail
Jason Altieri
General Counsel
LendingClub Corporation
370 Convention Way
Redwood City, CA 94063

  Re: LendingClub Corporation
    Supplemental Response received on November 22, 2011
    filed in connection with Post-effective amendment No. 9 to Form S-1
    Filed October 27, 2010
    File No. 333-151827

Dear Mr. Altieri:

  We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplemental Response

Social Media

1. We note your response to our former comment 2 regarding postings on your blog. Your analysis contemplates each blog entry including a link to a current prospectus which excludes these blog posts from the definition of Free Writing Prospectus under the exclusion set forth in 2(a)(10)(a) of the Act. However, we note your use of other social media tools, such as Twitter and Facebook, where you do not include hyperlinks to a prospectus. Please tell us why each of these communications does not constitute a free writing prospectus or advise us how these communications are consistent with the Free Writing Prospectus rules.

Pool Corp. Referral Program

2.   We note your response that you did not file the Pool Corp. contract because it was "made in the ordinary course of business;" however, you have not provided analysis to support this claim. We note that you issued a press release when you entered into this contract and the description of the arrangement as a "blueprint" and "template for other industries" that might set up similar referral programs. This language seems to indicate that the contract was not made in the ordinary course of business. Please provide your analysis to the staff.

Portfolio Tool

3.   In your response to our former comment 9, you describe a portfolio tool that uses a non-risk based algorithm to allocate investors' money between loans in order to arrive at a targeted nominal interest rate. The staff continues to have concerns that investors are not being provided with a tool that facilitates their investment intent (such as a filter), but rather a tool that selects loans for them. For example, there are many combinations of loans that will achieve the targeted interest rate, and therefore the tool you describe must exercise discretion. Please provide further analysis as to why this does not constitute a separate security from the ones you have registered.

4.   In addition, please tell us how your system chooses a "fulcrum loan" when more than one loan matches the criteria selected.

Prime Account

5.   We note your response to our former comment 10 regarding the PRIME account feature. Despite choosing broad parameters regarding the allocation of loans between grades, investors do not seem to be making the specific investment decision in loans purchased on their behalf. Investors are not making the investment decision before the notes are purchased, even if they are allowed to put loans back to the Company that they do not wish to own. LendingClub appears to be investing in a separate security on behalf of the investor. Please register these securities or tell us the exemption from registration upon which you are relying.

6.   Similarly, by allowing the Investor to spread his/her funds across all grades following the platform distribution, you appear to be offering a separate security to investors. You note in your account materials that this product is "similar to an index fund." Please register these securities or tell us the exemption from registration upon which you are relying.

Marketing Materials

7.   We note the representation on your website that "investors with 800 Notes or more purchased from LendingClub have experienced 100% positive returns." Please tell us

how many investors are included in this category and the average age of their portfolios. In addition, please tell us the average return of only those notes in the "800+" portfolios that have reached maturity (or have been charged off) as of a recent date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel